FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of May 2011
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ____________

SIGNATURES

CGGVeritas Announces First Quarter 2011 Results
Group Operating Margin at 3%
Net Free Cash Flow of $65m
Significant Progress on Performance Plan
PARIS, France — May 4th 2011 — CGGVeritas (ISIN: 0000120164 — NYSE: CGV) announced today its non-audited first quarter 2011 consolidated results. All comparisons are made on a year-on-year basis unless stated otherwise. All fourth quarter 2010 results are reported before restructuring and impairment.
▪	Group Revenue was $728m, up 5% year-on-year and down 20% sequentially following a particularly strong fourth quarter. Seasonally low Multi-client sales and low fleet utilization contrasted with robust Sercel sales and a notable increase in Land revenue this quarter.

▪	Group Operating Income was $23m.
○	Sercel performance was excellent with an operating income at $95m.

○	Services operating income was a loss of $26m mainly related to Marine. Services were also impacted by unrest in the Middle East and North Africa. Multi-client contributions were low while the North American land winter campaign was particularly strong and Processing and Imaging sustained high levels of activity.
▪	Net Income was negative at $37m, including one-off $25m refinancing costs.

▪	Cash flow from operations was $202m, up 34% year-on-year following a noticeable reduction of working capital.

▪	Net Free Cash Flow was positive at $65m.

▪	Net Debt to Equity ratio was 38% improving sequentially from 41% at the end of 2010.

▪	During the quarter we made significant progress on our Performance Plan:
○	Master and Endeavour major vessel upgrades are on schedule to be completed in the second quarter, Voyager ownership was transferred to CGGVeritas and we initiated a JV with Eidesvik for ship management.

○	The cost reduction program is progressing well but exposed to rising fuel costs and the weakening dollar.

○	Marine differentiation was strengthened technically with four BroadSeis projects awarded, and commercially with JVs announced in Russia, Indonesia and Vietnam.
▪	Backlog as of April 1st was $1.22 billion in a market expected to progressively strengthen.
First Quarter 2011 key figures

	Fourth Quarter	First Quarter
In million $	2010	2011	2010
Group Revenue	905	728	696
Sercel	284	275	222
Services	651	533	511
Group Operating Income	120	23	37
Margin	13%	3%	5%
Sercel	101	95	50
Margin	36%	34%	22%
Services	35	-26	14
Margin	5%	-5%	3%
Net Income	53	-37	1
Margin	6%	-5%	0%
Net Debt	1,536	1,444	1,343
Net Debt to Equity ratio	41%	38%	35%

CGGVeritas CEO, Jean-Georges Malcor commented:
“As previously communicated, the first quarter was shaped by our planned vessel upgrades, maritime interruptions, geopolitical unrest and multi-client seasonality. Sercel continued to generate excellent performance and Land had a particularly strong winter campaign.
During the quarter, we made significant progress on our performance plan which focuses on operational excellence and financial performance while further developing our technological and commercial edge. Our cost reduction program which is progressing well remains exposed to rising fuel costs and the weakening US dollar. Our commercial JVs are already actively building backlog and several vessels will be operating on BroadSeis projects in the coming months.
In the context of strong oil and gas fundamentals, along with the fast changing geopolitical and economic environment, we maintain our cash generation and performance improvement objectives and continue to position the company to fully benefit from the progressive strengthening seismic market in the second half.”
First Quarter 2011 Financial Results
Group Revenue
Group Revenue was up 5% in $ and 7% in € year-on-year and down sequentially 20% in $ following a particularly strong fourth quarter. Low fleet utilization and multi-client sales offset robust Sercel sales and a notable increase in Land revenue.

	Fourth Quarter	First Quarter		First Quarter
In millions	2010 ($)	2011 ($)	2010 ($)	2011 (€)	2010 (€)
Group Revenue	905	728	696	534	498
Sercel Revenue	284	275	222	202	159
Services Revenue	651	533	511	391	366
Eliminations	-30	-80	-37	-58	-27
Marine contract	207	199	203	146	145
Land contract	106	160	114	117	82
Processing	108	99	94	73	67
Multi-client	230	75	100	55	72
MC marine	178	45	74	33	53
MC land	52	30	26	22	19

Sercel
Year-on-year, revenue was up 24% in $ and 27% in €. Sequentially, revenue moderated, down 3% in $ from a strong fourth quarter. Strong Sercel performance was supported by continued robust demand for both high end land and marine equipment, including increased new technology sales of Unite wireless and DSU digital sensors in land. Unrest in North Africa partially impacted land sales with expected deliveries postponed in Libya. Internal sales represented 29% of revenue, a record high level this quarter as Sentinel and Nautilus were delivered for the Pacific Finder and Master.
Services
Year-on-year, revenue was up 4% in $ and 7% in €. Sequentially revenue was down 18% in $ impacted by lower vessel utilization rates, lower multi-client sales this quarter and unrest in the Middle East and North Africa in particular. Land revenue increased significantly and Processing Imaging and Reservoir remained strong.
▪	Marine contract revenue was down 2% year-on-year in $ and stable in €. Sequentially, revenue was down 4% in $, with a lower vessel availability rate[1] of 81% and production rate[2] of 80%. Marine utilization was impacted by planned upgrades and higher than usual operational interruptions including exceptional adverse weather conditions and the mitigation of piracy risks in the Indian Ocean. 94% of the 3D fleet operated on contract. Our performance plan is on track as two vessels, the Endeavour and the Master, which were renamed Oceanic Endeavour and Oceanic Phoenix are undergoing major upgrades to respectively a 16 and 12 Sentinel solid streamer with Nautilus configuration. The Champion returned to operations during the quarter and is scheduled for its performance upgrade to 12 streamers in the second half of the year. Also during the quarter we initiated a Joint Venture with Eidesvik for the ship management of 10 of our high-end 3D vessels. Supporting our plans to streamline the number of our maritime partners, this Joint Venture is a significant step forward.

▪	Land contract revenue was up 40% year-on-year in $ and 44% in €. Sequentially revenue was up 51% in $ supported by the very strong winter campaign in North America, particularly in Alaska, a trend we expect will extend into the 2011 and 2012 winter season. We operated a total of 14 crews this quarter in North America and following winter demobilization in the second quarter, summer activity in the lower 48 is expected to remain strong. With the unrest in the Middle East and North Africa, operations in Tunisia, Egypt and Oman slowed and the start up of one Egyptian crew was delayed. Worldwide demand for shallow water and OBC operations continue to be strong. We see growing interest for SeisMovie, our real-time reservoir monitoring and enhanced oil recovery technology.

▪	Processing, Imaging and Reservoir revenue was up 6% year-on-year in $ and 9% in €. Sequentially revenue was down 8% in $ including disruptions to the operations of our processing centers in Tripoli, Tunis and Cairo. Demand is expected to grow in 2011 particularly for our high-end imaging. During the quarter, we acquired Petrodata Consulting LLC, a Moscow-based company, strengthening our reservoir expertise across the seismic to simulation workflow and further developing our presence in the important Russian oil and gas market.

[1]	-	The vessel availability rate, a metric measuring the structural availability of our vessels to meet demand; this metric is related to the entire fleet, and corresponds to the total vessel time reduced by the sum of the standby time, the shipyard time and the steaming time (the “available time”), all divided by total vessel time.

[2]	-	The vessel production rate, a metric measuring the effective utilization of the vessels once available; this metric is related to the entire fleet, and corresponds to the available time reduced by the operational downtime, all then divided by available time.

▪	Multi-client revenue was down 26% year-on-year in $ and 24% in €, mainly driven by lower Gulf of Mexico marine sales, seasonality and reduced multi-client capex spending. Capex was low at $44 million (€33 million) this quarter. The amortization rate averaged 63%, with 72% in land and 58% in marine. Net Book Value of the library at the end of March was $602 million (€424 million).
Multi-client marine revenue was down 40% in $. Capex was $20 million (€15 million). We began acquisition of our first BroadSeis multi-client program in the North Sea with high levels of client interest and commitment. Prefunding was $18 million (€13 million), a rate of 92%. After-sales worldwide were low at $26 million (€19 million) particularly related to the Gulf of Mexico.

Multi-client land revenue was up 12% in $. Capex was $25 million (€18 million) mainly dedicated to our 1800 sqm Marcellus program. Prefunding was $22 million (€16 million), a rate of 89%. After-sales were $8 million (€6 million).
Group EBITDAs was $160 million (€117 million), a margin of 22%.

	Fourth Quarter	First Quarter		First Quarter
In millions	2010 ($)	2011 ($)	2010 ($)	2011 (€)	2010 (€)
Group EBITDAs	326	160	176	117	126
margin	36%	22%	25%	22%	25%
Sercel EBITDAs	115	108	62	79	44
margin	41%	39%	28%	39%	28%
Services EBITDAs	224	95	137	70	98
margin	34%	18%	27%	18%	27%
Group Operating Income was $23 million (€17 million), a margin of 3% particularly related to Marine along with North African unrest and lower Multi-client contributions offsetting excellent Sercel performance, a strong winter Land campaign in North America and sustained levels of activity in Processing and Imaging.

	Fourth Quarter	First Quarter		First Quarter
In millions	2010 ($)	2011 ($)	2010 ($)	2011 (€)	2010 (€)
Group Operating Income	120	23	37	17	26
margin	13%	3%	5%	3%	5%
Sercel Op. Income	101	95	50	69	36
margin	36%	34%	22%	34%	22%
Services Op. Income	35	-26	14	-19	10
margin	5%	-5%	3%	-5%	3%
Financial Charges
Financial charges were $59 million (€43 million):
▪	Cost of Debt was $44 million including $5 million accelerated one-off issuing fees amortization for our 2015 High Yield Bond and $3 million one-off cost of debt related to our High Yield Bond (due to the Convertible Bond February interest expenses overlap).
▪	Other financial items at $15 million include a $17 million one-off High Yield Bond 2015 call premium.

Taxes were $3 million (€2 million) including the favorable impact of $5 million (€4 million) of currency translation.
Group Net Income was negative at $37 million (€27 million).
Net Income attributable to owners of CGGVeritas was negative at $41 million (€30 million), resulting, after the impact of minority interests of $4 million, in a negative EPS of -€0.20 per ordinary share and -$0.27 per ADS.
Cash Flow
Cash Flow from Operations
Cash flow from operations was $202 million (€149 million), up 34% year-on-year following a noticeable reduction of working capital requirements this quarter.
Capex
Global Capex was $123 million (€91 million) this quarter, a reduction of 13% year-on-year.
▪	Industrial Capex was $79 million (€58 million)

▪	Multi-client Capex was $44 million (€33 million) down 49% in $ with a 90% prefunding rate.

	Fourth Quarter	First Quarter
In million $	2010	2011	2010
Capex	121	123	142
Industrial	64	79	55
Multi-client	57	44	87
Free Cash Flow
After interest expenses paid during the quarter, free cash flow was $65 million.

Balance Sheet
Net Debt to Equity Ratio
On January 13th 2011, we completed the acquisition of the Geowave Voyager through the NOS transaction, leading to a $48 million net debt increase.
On January 19th 2011, we successfully issued a €360 million 2016 convertible 1.75% bond. The net proceeds of the issuance was used to repay ($460 million) part of the 7.5% Senior Notes due May 2015, allowing the Group to reduce its cash interest expense.
Group gross debt was reduced to $1.955 billion (€1.376 billion) at the end of March 2011.
With $512 million (€375 million) in available cash, Group net debt was reduced to $1.444 billion (€1.016 billion), from $1.536 billion at the end of 2010.
Consequently, the net debt to equity ratio improved from 41% at the end of December 2010 to 38% at the end of March 2011.
First Quarter 2011 Comparisons with First Quarter 2010

Consolidated Income	Fourth
Statement	Quarter	First Quarter		First Quarter
In millions	2010 ($)	2011 ($)	2010 ($)	2011 (€)	2010 (€)
Exchange rate euro/dollar	1.329	1.363	1.398	1.363	1.398
Operating Revenue	905.0	728.2	696.1	534.3	498.0
Sercel	283.7	274.8	221.9	201.6	158.9
Services	651.3	532.9	511.3	391.0	365.7
Elimination	-30.2	-79.5	-37.1	-58.3	-26.6
Gross Profit	208.8	96.7	148.1	69.4	105.9
Operating Income	119.9	23.1	36.8	17.0	26.3
Sercel	101.0	94.6	49.6	69.3	35.5
Services	34.7	-26.0	14.1	-19.1	10.1
Corporate and Elimination	-15.8	-45.5	-26.9	-33.2	-19.3
Financial Items	-36.4	-59.0	-23.9	-43.3	-17.1
Income Tax	-27.5	-8.1	-8.9	-5.9	-6.4
Deferred Tax on Currency Translation	-6.1	5.2	-3.8	3.8	-2.7
Income from Equity Investments	3.4	2.0	0.3	1.4	0.2
Net Income	53.2	-39.8	0.5	-27.0	0.4
Earnings per share (€) / per ADS ($)	0.34	-0.27	-0.02	-0.20	-0.02
EBITDAs	325.6	159.8	175.5	117.2	125.7
Sercel	115.0	108.1	61.7	79.3	44.2
Services	223.6	95.1	136.8	69.8	97.9
Industrial Capex	64.0	79.4	54.9	58.2	39.3
Multi-client Capex	57.0	44.5	87.0	32.6	62.2

About CGGVeritas
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).
Investor Relations Contacts

Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 4th, 2011	Gerard CHAMBOVET
EVP General Secretary